SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2010

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
 (Translation of registrant's name into English)

2 Amal Street, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Contact:
     Alon Holdings Blue Square - Israel Ltd.
     Elli Levinson-Sela
     General Counsel & Corporate Secretary
     Telephone: 972-3-9282670
     Fax: 972-3-9282498
     Email: ellils@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES THE FULFILLMENT OF CONDITIONS FOR ACQUISITION OF SHARES OF DOR ALON ENERGY IN ISRAEL (1988) LTD ("DOR ALON") AND DIVIDEND DISTRIBUTION

ROSH HAAYIN, Israel – September 14, 2010 – Further to its announcements dated May 27, 2010, June 22, 2010, June 28, 2010 and July 21, 2010 regarding the acquisition of the shares of Dor Alon (the "Acquisition") held by Alon Israel Oil Company Ltd. ("Alon"), Alon Holdings Blue Square – Israel Ltd. (NYSE: BSI) (the "Company") announced today that the District Court in Israel approved the dividend distribution, not out of profits, of NIS 800 million within the framework of the Acquisition.

Following the receipt of District Court approval, the material conditions to the closing of the Acquisition have been met, and closing is scheduled to occur at the beginning of October 2010.

The dividend distribution is to be made to the Company's shareholders following the issuance of Company shares to Alon in exchange for the Dor Alon shares held by Alon. The dividend to be distributed is in the amount of NIS 800 million, or approximately US$ 212 million (based on the representative rate of exchange on September 13, 2010), which represents a dividend of approximately NIS 12.29, or approximately US$ 3.26 (based on the representative rate of exchange on September 13, 2010), per Company ordinary share (after taking into account the shares issued to Alon in the Acquisition). The dividend per share is subject to change based on the number of shares outstanding on the record date for the dividend.

The dividend, net of taxes withheld at source pursuant to Israeli law, will be payable on or about October 18, 2010 to shareholders of record as of close of business on October 5, 2010. The dividend will be paid to ADS holders a few days later. ADS holders will be paid in US Dollars based on the representative rate of exchange of the US Dollar against the NIS published by the Bank of Israel on or about October 18, 2010.

Following the dividend distribution, the conversion ratio of the Company's 5.9% convertible debentures issued in August 2003 (outstanding principal amount of NIS 7,464,541.61 as of September 14, 2010) will be adjusted on October 6, 2010, due to the dividend described above. Following the adjustment, each NIS 6.096 par value of the convertible debentures will be convertible into one ordinary share of the Company subject to the final sum of dividend per share.

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Alon Holdings Blue Square – Israel Ltd. (hereinafter: "Alon Holdings") operates in three reporting segments: In its supermarket segment, Alon Holdings is the second largest food retailer in the State of Israel. As pioneer of modern food retailing in the region, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 207 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 85% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In its Real Estate segment, Alon Holdings, through its TASE traded 78.35% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2009.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

Date: September 14, 2010	By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary.